As filed with the Securities and Exchange Commission on February 26, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

John Hancock Patriot Premium Dividend Fund II

(Name of Subject Company (issuer))

John Hancock Patriot Premium Dividend Fund II

(Name of Filing Person (offeror))

SHARES OF COMMON STOCK
(Title of Class of Securities)

41013T105
(CUSIP Number of Class of Securities)

Alfred P. Ouellette
Senior Counsel and Assistant Secretary
601 Congress Street
Boston, Massachusetts 02210

(617) 663-4324

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Mark P. Goshko, Esq.

K&L Gates LLP
One Lincoln Street
Boston, Massachusetts 02111

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$20,232,560(a)	$795.14 (b)

(a)     Calculated as the aggregate maximum purchase price to be paid for 2,629,996 shares in the offer, based upon a price of $7.69 (98% of the net asset value per share of $7.85 on February 5, 2009).
(b)     Calculated at $39.30 per $1,000,000 of the Transaction Valuation.

☐     Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

☐     Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Introductory Statement

This Issuer Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by John Hancock Patriot Premium Dividend Fund II, a Massachusetts business trust (the “Fund”), to purchase for cash up to 5% of its outstanding shares, or 2,629,996 of the Fund’s issued and outstanding shares of Common Stock upon the terms and subject to the conditions contained in the Offer to Purchase dated February 26, 2009 and the related Letter of Transmittal which are filed as exhibits to this Schedule TO.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

ITEM 1. SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a). The name of the issuer is John Hancock Patriot Premium Dividend Fund II, a diversified, closed-end management investment company organized as a Massachusetts business trust. The principal executive offices of the Fund are located at 601 Congress Street, Boston, MA 02210. The Fund’s business telephone number is 1-800-225-5291.

(b). The title of the subject class of equity securities described in the Offer to Purchase is shares of Common Stock (the “Shares”). As of February 5, 2009 there were 52,599,923 Shares issued and outstanding.

(c). The principal market in which the Shares are traded is the New York Stock Exchange. For information on the high, low and closing (as of the close of ordinary trading on the New York Stock Exchange on the last day of each of the Fund’s fiscal quarters) net asset values and market prices of the Shares in such principal market for each quarter during the past two fiscal years (as well as the last fiscal quarter of 2006 and the first fiscal quarter of 2009), see Section 8, “Price Range of Shares” of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a). The Fund is the filing person. The information required by this Item is set forth in Item 2(a) above.

ITEM 4. TERMS OF THE TRANSACTION

(a)(1) (i).     The Fund’s Board of Trustees has determined to commence an Offer to purchase up to 5%, or 2,629,996 Shares of the Fund’s issued and outstanding Common Stock.

(a)(1)(ii).     The Offer is for cash at a price per share equal to 98% of the Fund’s net asset value (“NAV”) as of the close of ordinary trading on the New York Stock Exchange on March 27, 2009, or such later date after which the Offer is extended, upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and the related Letter of Transmittal.

(a)(1)(iii).     The Offer is scheduled to expire on March 27, 2009, unless extended. Reference is hereby made to the Cover Page, Summary Term Sheet, Section 1 (“Price; Number of Shares”) and Section 3 (“Withdrawal Rights”) of the Offer to Purchase, which are incorporated herein by reference.

(a)(1)(iv).     Not applicable.

(a)(1)(v).     Reference is hereby made to Cover Page, Summary Term Sheet and Section 5 (“Certain Conditions of the Offer”) of the Offer to Purchase, which are incorporated herein by reference.

(a)(1)(vi).     Reference is hereby made to Section 3 (“Withdrawal Rights”) of the Offer to Purchase, which is incorporated herein by reference.

(a)(1)(vii).     Reference is hereby made to the Cover Page, Section 2 (“Procedures for Tendering Shares”) and Section 3 (“Withdrawal Rights”) of the Offer to Purchase, which are incorporated herein by reference.

(a)(1)(viii).     Reference is hereby made to Section 2 (“ Procedures for Tendering Shares”) of the Offer to Purchase, which is incorporated herein by reference.

(a)(1)(ix).     Reference is hereby made to the Cover Page and Section 1 (“ Price; Number of Shares”) of the Offer to Purchase, which are incorporated herein by reference.

(a)(1)(x).     Reference is hereby made to Section 14 (“Certain Federal Income Tax Consequences”) of the Offer to Purchase, which is incorporated herein by reference.

(a)(1)(xi).     Reference is hereby made to Section 2 (“ Procedures for Tendering Shares”) and Section 14 (“Certain Federal Income Tax Consequences”) of the Offer to Purchase, which are incorporated herein by reference.

(a)(1)(xii).     Reference is hereby made to Section 14 (“Certain Federal Income Tax Consequences”) of the Offer to Purchase, which is incorporated herein by reference.

(a)(2).     Not applicable.

(b).     The Fund does not expect any managers, officers or affiliates of the Fund or to tender Shares pursuant to the Offer. The information set forth in the Offer to Purchase under “Introduction” and under Section 9 (“Interests of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

(c)-(f).     Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)-(d).     Not applicable

(e).     The information set forth in the Offer to Purchase under Section 6 (“Purpose of the Offer”) and Section 9 (“Interests of Trustees, Executive Officers and Associates; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference. Except as set forth therein, the Fund does not know of any agreement, arrangement or understanding, whether or not legally enforceable, between the Fund (including any of the Fund’s executive officers or Trustees, any person controlling the Fund or any officer or director of any corporation or other person ultimately in control of the Fund) and any other person with respect to any securities of the Fund. The foregoing includes, but is not limited to: the transfer or the voting of securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (b) and (c). The information set forth in the Offer to Purchase under Section 6 (“Purpose of the Offer”) is incorporated herein by reference. Except as noted herein and therein, the events listed in Item 1006(c) of Regulation M-A are not applicable to the Fund (including any of the Fund’s executive officers or Trustees, any person controlling the Fund or any officer or director of any corporation or other person ultimately in control of the Fund).

ITEM 7. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a) and (b). Reference is hereby made to Section 4, (“Payment for Shares”) of the Offer to Purchase, which is incorporated herein by reference.

(d). Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) and (b). The information set forth in the Offer to Purchase under Section 9 (“Interests of Trustees, Executive Officers and Associates; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference. There have not been any transactions in the Shares of the Fund that were effected during the past 60 days by the Fund. In addition, based upon the Fund’s records and upon information provided to the Fund by its Trustees, executive officers and affiliates (as such term is used in Rule 12b-2 under the Exchange Act), to the best of the Fund’s knowledge, there have not been any transactions involving the Shares of the Fund that were effected during the past 60 days by any executive officer or Trustee of the Fund, any person controlling the Fund, any executive officer or director of any corporation or other person ultimately in control of the Fund or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a). No persons have been employed, retained or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS

(a) and (b). Not applicable.

ITEM 11. ADDITIONAL INFORMATION

(a).     To the knowledge of the Fund, no material legal proceedings relating to the tender Offer are pending.

(b).     The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. EXHIBITS

Exhibit No.	Description

(a)(1)(i)	Letter to Shareholders from the President of the Fund and Offer to Purchase
(a)(1)(ii)	Letter of Transmittal
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)	Letter to Clients and Client Instruction Form
(a)(1)(v)	Notice of Guaranteed Delivery.
(a)(5)(i)	Press release issued on February 26, 2009
(a)(5)(ii)	Unexchanged Notices

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

John Hancock Patriot Premium Dividend Fund II

By:	/s/ Alfred P. Ouellette
Name:	Alfred P. Ouellette
Title:	Senior Counsel and Assistant Secretary

Dated: February 26, 2009

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
(a)(1)(i)	Letter to Shareholders from the President of the Fund and Offer to Purchase.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)	Letter to Clients and Client Instruction Form.
(a)(1)(v)	Notice of Guaranteed Delivery.
(a)(5)(i)	Press release issued on February 26, 2009.
(a)(5)(ii)	Unexchanged Notices